# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Innovator ETFs Trust, CIK 0001415726
CUSIP: 45783Y806
Title of class of securities: Exchange Traded Product
Address of issuer's principal executive offices: 200 W. FRONT STREET, WHEATON, Illinois (IL), 60187
Date of event which requires filing of this statement: 06/30/2025
Amends the filing with accession number 0001214659-25-001150
Filed by CIK 0001743404

## Reporting persons
- FOUNDATIONS INVESTMENT ADVISORS, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Arizona (AZ); sole voting power 0; shared voting power 0; sole dispositive power 32,442; shared dispositive power 0; aggregate amount beneficially owned 32,442 (10% of the class)

## Item 1. Issuer
Name of issuer: Innovator ETFs Trust
Address of issuer's principal executive offices:
200 W. FRONT STREET, WHEATON, ILLINOIS
60187

## Item 2. Person Filing
Name of person filing: FOUNDATIONS INVESTMENT ADVISORS, LLC
Address of principal business office or, if none, residence:
4050 E. COTTON CENTER BLVD.
SUITE 40
PHOENIX, Arizona
85040
Citizenship: FOUNDATIONS INVESTMENT ADVISORS, LLC - ARIZONA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 32,442
Percent of class: 10
Sole power to vote or to direct the vote: FOUNDATIONS INVESTMENT ADVISORS, LLC - 0
Shared power to vote or to direct the vote: FOUNDATIONS INVESTMENT ADVISORS, LLC - 0
Sole power to dispose or to direct the disposition: FOUNDATIONS INVESTMENT ADVISORS, LLC - 32,442
Shared power to dispose or to direct the disposition: FOUNDATIONS INVESTMENT ADVISORS, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- FOUNDATIONS INVESTMENT ADVISORS, LLC: /s/Marc Pugsley, CCO (07/29/2025)